Exhibit 3.249

STATE OF DELAWARE

CERTIFICATE OF FORMATION

OF LIMITED LIABILITY COMPANY

The undersigned authorized person, desiring to form a limited liability company pursuant to the Limited Liability Company Act of the State of Delaware, hereby certifies as follows:

1.	The name of the limited liability company is Valaris United LLC.

2.	The Registered Office of the limited liability company in the State of Delaware is located at 1209 Orange Street, in the City of Wilmington, 19801. The name of the Registered Agent at such address upon whom process against this limited liability company may be served is The Corporation Trust Company.

3.	The certificate of formation shall be effective at 11:59 p.m. Eastern Standard Time on December 30, 2021.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of Valaris United LLC.

/s/ Christine Corkran Kretkowski
Christine Corkran Kretkowski, Authorized Person